Exhibit 99.5

November 02, 2016	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS

THIRD QUARTER 2016 FINANCIAL RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”; the “Company”) today reported financial results for the Company’s three and nine months ended September 30, 2016. The full version of the Company’s unaudited condensed interim consolidated financial statements (“Interim Financial Statements), and Management’s Discussion and Analysis (“MD&A”) can be viewed on the Company's website at www.greatpanther.com, or on SEDAR at www.sedar.com. All shareholders can receive a hard copy of the Company's complete audited financial statements free of charge upon request. All financial information is prepared in accordance with IFRS, except as noted under the Non-IFRS Measures section.

Great Panther commenced reporting its financial results in US dollars as of the third quarter of 2016. Accordingly, all dollar amounts expressed in this news release, and the associated Interim Financial Statements and MD&A, are in US dollars (“USD”), unless otherwise noted. Prior periods were reported in Canadian dollars (“CAD”), and have been restated to USD using the July 1, 2016 CAD/USD exchange rate of 1.3052. Accordingly, all dollar amounts expressed in this news release, and the associated Interim Financial Statements and MD&A, are in USD, unless otherwise noted.

"Great Panther’s third quarter mine operating earnings, operating cash flow and net income all showed significant increases over the third quarter of 2015, reflecting improved metal prices and favourable foreign exchange rates”, stated Robert Archer, President and CEO. “In addition, we have seen a significant increase in operating cash flow on a year-to-date basis that, along with the completion of a $29.9 million bought deal financing in July, has contributed to a significant strengthening of our balance sheet. The Company also continues to be debt free.”

During the third quarter of 2016, the Company generated $7.2 million in mine operating earnings before non-cash items, and $4.2 million in operating cash flows before changes in non-cash net working capital, which represent increases of 64% and 254%, respectively, over the results from the third quarter of 2015. These strong operating results were primarily attributable to a 22% increase in revenue and a slight decrease in cost of sales. The Company reported net income of $2.1 million for the third quarter of 2016, and adjusted EBITDA increased by 197% to $4.7 million.

Cash and cash equivalents increased by $39.2 million from the start of the year to $52.9 million at September 30, 2016, and net working capital increased by $42.8 million to $68.2 million. The increases in cash and net working capital are largely a function of the $29.9 million bought deal offering that was completed in July, significantly improved cash flows from operating activities, and other financing activities.

Any references to “cash costs” in this news release should be understood to mean cash costs per payable silver ounce, net of by-products (“cash cost”). This news release also makes reference to cash cost per silver equivalent ounce (“cash cost per Ag eq oz”), EBITDA, adjusted EBITDA, cost of sales before non-cash items, mine operating earnings before non-cash items, all-in sustaining cost per payable silver ounce (“AISC”) and all-in sustaining cost per Ag eq oz (“AISC per Ag eq oz”). These are all considered non-IFRS measures. Please refer to the Non-IFRS Measures section of the MD&A for an explanation of these measures and reconciliations to the Company’s reported financial results.

Highlights of the third quarter 2016 compared to third quarter 2015, unless otherwise noted:

•	Metal production decreased 12% to 953,632 Ag eq oz;
•	Silver production decreased 13% to 510,491 silver ounces;
•	Gold production decreased 11% to 5,432 gold ounces;
•	Cash cost decreased 49% to $3.30 per payable silver ounce;
•	Cash cost per Ag eq oz increased 5% to $10.99;
•	AISC decreased 8% to $11.97 per payable silver ounce;
•	AISC per Ag eq oz increased 8% to $15.43;
•	Revenue increased 22% to $15.6 million;
•	Mine operating earnings before non-cash items increased to $7.2 million, a 64% increase;
•	Adjusted EBITDA improved to $4.7 million from $1.6 million;
•	Net income totalled $2.1 million, compared to a net loss of $2.6 million;
•	Net income per share improved to $0.01, compared to a net loss per share of $0.02;
•	Cash flow from operating activities, before changes in non-cash net working capital (“NCWC”), increased to $4.2 million, from $1.2 million;
•	Cash and cash equivalents increased to $52.9 million at September 30, 2016, from $13.7 million at December 31, 2015; and
•	Net working capital increased to $68.2 million at September 30, 2016 from $25.5 million at December 31, 2015.

OPERATING AND FINANCIAL RESULTS SUMMARY

	Q3 2016	Q3 2015	Change	Nine months ended September 30, 2016	Nine months ended September 30, 2015	Change
OPERATING RESULTS
Tonnes milled (excluding custom milling)	95,282	93,730	2%	283,870	280,458	1%
Silver equivalent ounces (“Ag eq oz”) produced[1]	953,632	1,080,296	-12%	3,001,188	3,156,538	-5%
Silver ounce production	510,491	586,918	-13%	1,586,689	1,832,839	-13%
Gold ounce production	5,432	6,079	-11%	17,032	16,103	6%
Payable silver ounces	442,277	545,787	-19%	1,521,824	1,776,025	-14%
Ag eq oz sold	864,605	931,197	-7%	2,859,384	2,961,931	-3%
Cost per tonne milled[2]	$86	$96	-10%	$89	$102	-13%
Cash cost[2]	$3.30	$6.50	-49%	$2.96	$7.32	-60%
Cash cost per Ag eq oz2	$10.99	$10.46	5%	$10.31	$11.37	-9%
AISC	$11.97	$13.08	-8%	$9.23	$13.38	-31%
AISC per Ag eq oz	$15.43	$14.32	8%	$13.65	$15.01	-9%

(in 000s, except for unit prices and per share amounts)	Q3 2016	Q3 2015	Change	Nine months ended September 30, 2016	Nine months ended September 30, 2015	Change
FINANCIAL RESULTS
Revenue	$15,631	$12,863	22%	$49,366	$43,076	15%
Mine operating earnings before non-cash items[2]	$7,231	$4,416	64%	$23,251	$14,656	59%
Mine operating earnings	$6,072	$216	2,711%	$19,611	$1,895	935%
Net income (loss)	$2,130	$(2,565)	183%	$(2,620)	$(3,432)	-24%
Adjusted EBITDA[2]	$4,738	$1,595	197%	$15,143	$7,567	100%
Operating cash flows before changes in non-cash net working capital	$4,243	$1,200	254%	$14,857	$7,631	95%
Cash and cash equivalents at end of period	$52,920	$14,316	270%	$52,920	$14,316	270%
Net working capital at end of period	$68,229	$26,606	156%	$68,229	$26,606	156%
Average realized silver price[3]	$19.65	$13.98	41%	$17.84	$15.55	15%
PER SHARE AMOUNTS
Earnings (loss) per share - basic and diluted	$0.01	$(0.02)	150%	$(0.02)	$(0.02)	0%

[1]	Silver equivalent ounces are referred to throughout this document. For 2016, Ag eq oz are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0504 and 1:0.0504 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. Comparatively, in 2015 Ag eq oz were calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.
[2]	The Company has included the non-IFRS performance measures cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC, AISC per Ag eq oz, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-IFRS Measures section of the MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
[3]	Average realized silver price is prior to smelting and refining charges.

REVIEW OF FINANCIAL RESULTS OF THE THIRD QUARTER OF 2016

Revenue increased by $2.8 million or 22% relative to the third quarter of 2015. This was primarily attributable to the increase in precious metal prices, as the average realized silver and gold prices for the quarter increased to $19.65/oz and $1,326/oz, from $13.98/oz and $1,069/oz, respectively. The positive impact of metal prices contributed an estimated $4.1 million increase in revenue. In addition, smelting and refining charges, which are netted against revenue, were $0.2 million lower than in the third quarter of 2015. These positive factors were partly offset by a 7% decrease in metal sales volumes, which had an estimated effect of reducing revenue by $1.2 million, relative to the third quarter of 2015. The lower metal sales volume was predominantly the result of the lower gold grades at the Guanajuato Mine Complex (the “GMC”), as well as a decrease in production at the Topia Mine (“Topia”) due to two temporary shut-downs of operations during the quarter. The Company sold 864,605 Ag eq oz during the third quarter of 2016, compared to 931,198 during the same period in 2016; a reduction of 7%.

Cost of sales before non-cash items, when compared to the third quarter of 2015, remained relatively unchanged as the 7% reduction in metal sales volumes more than offset a 5% increase in cash cost per Ag eq oz sold.

The $2.8 million increase in revenue translated into a $2.8 million increase in mine operating earnings before non-cash items.

Exploration, evaluation and development (“EE&D”) decreased by $0.1 million compared to the same period in 2015. During the comparative period, the Company undertook significant exploration programs related to two projects, while project exploration activity was significantly less in the third quarter of 2016. This reduction in project exploration and evaluation expenses was partly offset by an increase in mine development expenses at the GMC.

Finance and other expense amounted to $0.9 million, compared to finance and other income of $0.4 million during the third quarter of 2015. Finance and other expense (income) mostly comprised foreign exchange gains/losses. During the third quarter of 2016, the Company recognized a $0.9 million foreign exchange loss, compared to a $0.5 million foreign exchange gain recorded during the same period in 2015. The foreign exchange gains and losses arise primarily due to the impact of the revaluation of foreign currency denominated working capital balances to reflect changes in foreign exchange rates.

Net income amounted to $2.1 million, compared to a net loss of $2.6 million for the third quarter of 2015. The positive variance is primarily due to a $5.9 million increase in mine operating earnings. This factor was partly offset by the foreign exchange loss of $0.9 million in the third quarter of 2016, compared to a foreign exchange gain of $0.5 million in the third quarter of 2015.

Adjusted EBITDA of $4.7 million increased compared to $1.6 million in the same period of 2015. The increase in adjusted EBITDA was primarily due to a $2.8 million increase in mine operating earnings before non-cash items, a $0.2 million decrease in EE&D expenses (net of changes in non-cash share based compensation and changes in estimate of reclamation provisions) and a $0.1 million decrease in G&A expenses before non-cash items.

CASH COST AND ALL-IN SUSTAINING COST

Cash cost was $3.30 for the third quarter of 2016, a 49% decrease compared to the third quarter of 2015. The decrease in cash cost was predominantly the result of higher gold by-product credits per payable silver ounce as a result of an increase in average realized gold prices. In addition, the strengthening of the USD compared to the Mexican peso (“MXN”) reduced cash operating costs in USD terms. These factors were partly offset by higher MXN unit production costs and the impact of lower payable silver ounces, both of which were attributable in part to the lower production grades.

Cash cost per Ag eq oz was $10.99, a 5% increase over the third quarter of 2015. The increase in cash cost per Ag eq oz was predominantly the result of 7% lower sales volumes which had the effect of increasing fixed production cost on a per-unit basis.

AISC for the third quarter of 2016 was $11.97, an 8% decrease compared to the third quarter of 2015, primarily due to the reduction in cash cost described above. The impact of the lower cash cost was partly offset by the impact of an increase in sustaining capital expenditure and lower payable silver ounces which further increased sustaining capital expenditures on a per-unit basis.

AISC per Ag eq oz was $15.43, an 8% increase compared to the third quarter of 2015. This was mainly attributable to the 5% increase in cash cost per Ag eq oz described above.

Please refer to the Company’s Management’s Discussion and Analysis for further discussion of cash cost, cash cost per Ag eq oz, AISC, and AISC per Ag eq oz, and for a reconciliation to the Company’s financial results as reported under IFRS.

OUTLOOK

The Company is maintaining its cash cost and AISC guidance for the year ending December 31, 2016 as shown in the table below. AISC for the fourth quarter of 2016 is expected to be higher than the $9.23 for the first nine months of 2016, due to the impact of capital expenditure and development programs including the Topia tailings dam Phase II construction which commenced in the third quarter of 2016.

Production and cash cost guidance	Nine months ended September 30, 2016	FY 2016 Guidance	FY 2015 Actual
Total silver equivalent ounces[1]	3,001,188	4,000,000 - 4,200,000	4,159,121
Cash cost[2]	$2.96	$4.00 - 6.00	$7.50
AISC[2]	$9.23	$12.00 - 14.00	$13.76
Exploration drilling - operating mines (metres)	8,912	18,500	17,680

The timing of permitting-related matters and construction of the Topia tailings dam expansion and related reviews of the existing tailings facility present some risk that the Company may not meet its production guidance for 2016. The Company believes it can manage the transition to the new tailings facility without an impact to its 2016 production guidance. Please refer to the Topia Development section of the Company’s MD&A for further details.

The Company’s previously-announced guidance for capital expenditures and EE&D expenses for the year ending December 31, 2016 remains unchanged (although now presented in USD in order to be consistent with the change to USD presentation currency for the Company’s financial results).

[1]	For 2016 guidance, Ag eq oz have been established using a 70:1 Au:Ag ratio, and a ratio of 1:0.0504 for the USD price of silver ounces to the USD price for both lead and zinc pounds. For 2015, Ag eq oz were calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound, respectively.
[2]	Cash cost and AISC are non-IFRS measures. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

Capex and EE&D expense guidance (in millions)	Nine months ended September 30, 2016	FY 2016 Guidance	FY 2015 Actual[1]
Capital expenditures - buildings, plant & equipment	$2.6	$2.6 - 3.8	$2.5
Capitalized development costs - operating mines	$0.3	$0.4	$2.5
EE&D - operating mines	$2.2	$5.3 - 6.0	$3.5
Exploration and evaluation expense - Coricancha	$1.4	$0.8 - 2.3	$2.1

WEBCAST AND CONFERENCE CALL TO DISCUSS THIRD QUARTER 2016 FINANCIAL RESULTS

Great Panther will hold a live webcast and conference call to discuss the financial results on November 3, 2016 at 11:00 AM Eastern Time (8:00 AM Pacific Time). Hosting the call will be Mr. Robert Archer, President and CEO, and Mr. Jim Zadra, CFO and Corporate Secretary.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or dialing in just prior to the start time.

Live webcast and registration:	www.greatpanther.com
U.S. & Canada Toll-Free:	1 866 832 4290
International Toll:	+1 919 825-3215
Conference ID:	98520681

A replay of the webcast will be available on the Investors section of the Company’s website approximately one hour after the conference call.

NON-IFRS MEASURES

The discussion of financial results in this press release includes reference to cash cost per payable silver ounce (“cash cost”), cash cost per silver equivalent ounce (“cash cost per Ag eq oz”), EBITDA, adjusted EBITDA, cost of sales before non-cash items, mine operating earnings before non-cash items, all-in sustaining cost per payable silver ounce (“AISC”) and all-in sustaining cost per Ag eq oz (“AISC per Ag eq oz”). These are considered non-IFRS measures. Please refer to the Company's MD&A for the three and nine months ended September 30, 2016, for definitions and reconciliations of these measures to the Company’s financial statements.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango.

Robert A. Archer

President & CEO

1       The capital expenditures and EE&D expenses per the previously-announced CAD guidance have been translated into the Company’s USD reporting currency.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato Mine Complex and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, permitting risks, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's most recently filed Annual Information Form and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For more information, please contact:

Spiros Cacos

Director, Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars)

As at September 30, 2016 and December 31, 2015 (Unaudited)

	September 30,	December 31,
	2016	2015

Assets

Current assets:
Cash and cash equivalents	$52,920	$13,685
Trade and other receivables	14,520	9,635
Inventories	4,959	6,540
Other current assets	769	850
	73,168	30,710
Non-current assets:
Mineral properties, plant and equipment	14,624	16,284
Exploration and evaluation assets	2,112	4,158
Intangible assets	1	85
Deferred tax asset	128	316
	$90,033	$51,553

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables	$4,735	$5,233
Derivative liabilities	204	—

Non-current liabilities:
Reclamation and remediation provision	4,150	3,649
Deferred tax liability	2,600	3,064
	11,689	11,946

Shareholders’ equity:
Share capital	127,974	96,268
Reserves	18,184	8,533
Deficit	(67,814)	(65,194)
	78,344	39,607
	$90,033	$51,553

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of US dollars, except per share data)

For the three and nine months ended September 30, 2016 and 2015 (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015

Revenue	$15,631	$12,863	$49,366	$43,076
Cost of sales
Production costs	8,400	8,447	26,115	28,420
Amortization and depletion	1,083	4,135	3,448	12,571
Share-based compensation	76	65	192	190
	9,559	12,647	29,755	41,181

Mine operating earnings	6,072	216	19,611	1,895

General and administrative expenses
Administrative expenses	1,070	1,167	3,502	3,973
Amortization and depletion	18	54	123	149
Share-based compensation	196	92	527	256
	1,284	1,313	4,152	4,378

Exploration, evaluation, and development expenses
Exploration and evaluation expenses	513	768	2,539	1,699
Mine development costs	934	797	2,227	1,297
Share-based compensation	32	61	75	172
	1,479	1,626	4,841	3,168

Impairment charge	—	—	1,679	—

Finance and other (expense) income
Interest income	70	22	118	196
Finance costs	(27)	(54)	(74)	(106)
Foreign exchange (loss) gain	(909)	453	(10,405)	2,085
Other income (expense)	10	(31)	44	13
	(856)	390	(10,317)	2,188

Income (loss) before income taxes	2,453	(2,333)	(1,378)	(3,463)

Income tax expense (recovery)	323	232	1,242	(31)
Net income (loss) for the period	$2,130	$(2,565)	$(2,620)	$(3,432)

Other comprehensive income (loss), net of tax
Items that are or may be reclassified subsequently to net income (loss):
Foreign currency translation	72	454	5,573	296
Change in fair value of available-for-sale financial assets (net of tax)	7	(1)	(4)	(2)
	79	453	5,569	294
Total comprehensive income (loss) for the period	$2,209	$(2,112)	$2,949	$(3,138)

Earnings (loss) per share
Basic and diluted	$0.01	$(0.02)	$(0.02)	$(0.02)
Diluted	$0.01	$(0.02)	$(0.02)	$(0.02)

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

For the three and nine months ended September 30, 2016 and 2015 (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Cash flows from operating activities
Net income (loss) for the period	$2,130	$(2,565)	$(2,620)	$(3,432)
Items not involving cash:
Amortization and depletion	1,101	4,189	3,571	12,720
Impairment charge	—	—	1,679	—
Unrealized foreign exchange loss (gains)	389	(886)	10,274	(1,960)
Income tax expense (recovery)	323	232	1,241	(31)
Share-based compensation	304	218	794	618
Other non-cash items	(24)	(20)	77	(142)
Interest received	20	16	65	55
Income taxes paid (recovered)	—	16	(224)	(197)
	4,243	1,200	14,857	7,631
Changes in non-cash working capital:
(Increase) decrease in trade and other receivables	(606)	(122)	(6,056)	(1,518)
(Increase) decrease in inventories	(74)	(705)	700	85
Decrease (increase) in other current assets	557	(127)	(25)	(448)
(Decrease) increase in trade and other payables	(250)	174	(1,297)	300
Net cash from operating activities	3,870	420	8,179	6,050

Cash flows from investing activities:
Additions to mineral properties, plant and equipment	(1,545)	(1,513)	(2,871)	(4,183)
Acquisition of Cangold	—	(27)	—	(788)
Additions to exploration & evaluation assets	—	(26)	—	(1,679)
Net cash used in investing activities	(1,545)	(1,566)	(2,871)	(6,650)

Cash flows from financing activities:
Proceeds from financings, net of expenses	28,152	—	33,187	—
Proceeds from exercise of share options	296	—	1,807	7
Net cash from financing activities	28,448	—	34,994	7

Effect of foreign currency translation on cash and cash equivalents	54	574	(1,067)	1,143

Increase in cash and cash equivalents	30,827	(572)	39,235	550
Cash and cash equivalents, beginning of period	22,093	14,888	13,685	13,766
Cash and cash equivalents, end of period	$52,920	$14,316	$52,920	$14,316